American United Life Insurance Company(R)
                               One American Square
                             Indianapolis, IN 46206

                         [6%] Extra Credit Premium Rider

This Rider is part of the Contract to which it is attached. The effective date of this Rider is the Contract Date as shown on the Contract Data Page. Benefits provided by this Rider can only be elected prior to the Contract Date. The benefits described in this Rider will cease upon termination of the Contract. By attachment of this Rider, Your Contract is amended as follows:

Extra Credit Premium Benefit

This Rider increases the Account Value of Your Contract for Premiums received in the first Contract Year only. For each Premium received during the first Contract Year, Your Extra Credit Premium Benefit of [6%] is multiplied times the Premium received and will be credited to the Account Value of Your Contract. The Extra Credit Premium Benefit will be applied to Your Account Value as of the Contract Date based on the initial Premium, and as of the date of any subsequent Premium payments made in the first Contract Year. If You decide to return Your Contract during the Right to Examine period, any Extra Credit Premium Benefit applied will not be returned as part of the Account Value.

Charge

The Extra Credit Premium Rider charge is shown on the Rider Specifications Page. In addition, the Contract Charges section of Your Contract is amended by the addition of the following language:

     Extra Credit Premium Charge - We will deduct this charge monthly from the Account Value of Your Contract. The Extra Credit Premium Charge is shown on the Rider Specifications Page. This charge may result in a lower performance of contract values than may have occurred had the Extra Credit Premium Benefit not been chosen.

     In addition to the Extra Credit Premium Charge, the Extra Credit Premium Benefit will be recaptured according to the Extra Credit Premium Recapture Schedule shown on the Rider Specifications Page, whenever a withdrawal or surrender of the Contract is made, except as provided by the Annual Free Withdrawal Amount or other applicable Contract or Rider provision. Any gain or loss in the Contract is not subject to the Extra Credit Premium Recapture Charge Schedule. That is, the maximum amount recaptured will not be more than Your Extra Credit Premium Benefit.

     The Extra Credit Premium Charge will cease at the expiration of the Extra Credit Premium Recapture Schedule, as shown on the Rider Specifications Page.

     We reserve the right to limit the availability of the Extra Credit Premium Benefit Options when You select other benefits to add to Your Contract. This Rider will not change, waive or extend any part of the Contract, other than as stated herein. Signed for American United Life Insurance Company(R)




                        /s/ Thomas M. Zurek

                             Secretary




LR-196                                                                      5/07